Universal Equity Partners, Inc.
                   1422 Chestnut Street, Suite 410
                        Philadelphia, PA 19102
                      Tel: 215-569-9175 Ext. 11
                          Fax: 215-569-4710

July 5, 2001

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0304
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Universal Equity Partners, Inc. (the "Registrant")
     Form 10-SB, filed April 23, 2001
     File No. 0-32583


Dear Mr. Reynolds:

     In response to your comment letter dated July 3, 2001, DotCom Internet Ventures Ltd. ("Dotcom") is the principal/sole shareholder of the Registrant, and has not nor does it intend to be engaged in the business of effecting transactions in securities for the account of others. Furthermore, Dotcom has conducted its previous activities under the same capacity in connection with the mergers of Discovery Capital Funding Corp. and NetCentral Capital Fund, Inc. Based upon the foregoing, the Registrant believes Dotcom does not meet the definition of a "broker" under Section 3(a)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"), and accordingly, it is not required to be registered as a broker-dealer under Section 15(b) of the Exchange Act.

     If you have any further questions, feel free to contact the undersigned at 215-569-9175 x11.

                                   Yours very truly,


                                   /s/ William Tay
                                   -------------------------
                                   William Tay
                                   President